Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	1
HIGHLIGHTS	2
OUTLOOK AND STRATEGY	3
SUMMARIZED FINANCIAL AND OPERATING RESULTS	3
YOUNG-DAVIDSON	8
EL CHANATE	10
OCAMPO	12
EL CUBO	15
AUSTRALIAN OPERATIONS	17
CONSOLIDATED EXPENSES	19
CONSOLIDATED INCOME TAX EXPENSE	20
FINANCIAL CONDITION	21
KEY ECONOMIC TRENDS	22
LIQUIDITY AND CAPITAL RESOURCES	22
CONTRACTUAL OBLIGATIONS	24
OUTSTANDING SHARE DATA	25
OFF-BALANCE SHEET ARRANGEMENTS	25
FINANCIAL INSTRUMENTS AND HEDGING	25
TRANSACTIONS WITH RELATED PARTIES	26
EVENTS AFTER THE REPORTING PERIOD	26
NON-GAAP MEASURES	27
RISKS AND UNCERTAINTIES	28
RECENT ACCOUNTING PRONOUNCEMENTS	29
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	30
CONTROLS AND PROCEDURES	32
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	33
CAUTIONARY NOTE TO U.S. INVESTORS	34
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	34

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated November 12, 2012, relates to the financial condition and results of operations of AuRico Gold Inc. (“the Company”) together with its wholly-owned subsidiaries, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2011, unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2012, and notes thereto. The consolidated financial statements for the year ended December 31, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”), and the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2012 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. All results are presented in United States dollars, unless otherwise stated.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Throughout this document, gold equivalent ounces have been abbreviated as “Au(e)” and include silver ounces produced and sold converted to a gold equivalent, based on both the Company’s long-term gold equivalency ratio of 55:1 (“Au(e)(55:1)”), and the Company’s realized gold equivalency ratio for the relevant period (“Au(e)”).

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document. U.S. investors are also advised to refer to the section entitled Cautionary Note to U.S. Investors on page 34.

OVERVIEW OF THE BUSINESS

AuRico Gold Inc. is a Canadian gold producer with high quality mines and projects in North America. The Company’s core operations include the Young-Davidson mine in Ontario, Canada, which declared commercial production on September 1, 2012, and the El Chanate mine in Sonora, Mexico. The Company’s project pipeline also includes advanced exploration opportunities in Mexico and British Columbia.

Throughout this document, reference is made to results from both continuing and discontinued operations. Current and prior period results for properties that have been sold during 2012 or that are classified as held for sale at September 30, 2012 have been reclassified to discontinued operations. The Company’s operations have been classified between continuing and discontinued operations as follows:

-	Continuing operations: Young-Davidson mine, El Chanate mine, exploration properties and corporate
-	Discontinued operations: Ocampo mine, El Cubo mine and Guadalupe y Calvo exploration property, and Australian operations

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). Further information about AuRico Gold Inc. can be found in the Company’s regulatory filings, including its Annual Information Form, available on SEDAR at www.sedar.com or on the Company’s website at www.auricogold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many of the factors affecting these risks are beyond the Company’s control. For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 28 and in the Company’s Annual Information Form.

Metal production and the prices of gold and silver are significant factors impacting the profitability and operating cash flow of the Company. The prices of gold and silver weakened during the third quarter of 2012, averaging London PM Fix prices of $1,655 and $29.91 per ounce, respectively, a 3% and 23% decrease over the average prices of $1,700 and $38.79 per ounce, respectively, during the third quarter of 2011. The price of gold outperformed that of silver over the past 12 months, causing the London PM Fix silver-to-gold ratio to increase from 44:1 during the third quarter of 2011 to 55:1 during the third quarter of 2012. As a result of the volatility in the gold equivalency ratio, when making annual and quarterly comparisons, the reader may wish to consider actual gold and silver production and sales, or gold equivalent production and sales calculated using the Company’s long-term gold equivalency ratio of 55:1.

1

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS

(in thousands, except ounces, per share amounts, and total cash costs)
	Quarter Ended		Quarter Ended
	September 30		September 30		Change	Change
	2012	(4)	2011	(4)	(#)/($)	(%)
Gold ounces produced – continuing operations(5)(6)	29,291		16,444		12,847	78%
Pre-commercial production gold ounces produced(5)	7,922		-		7,922	100%
Gold ounces produced(5)	43,181		45,686		(2,505)	-5%
Silver ounces produced(5)	478,497		1,373,434		(894,937)	-65%
Gold equivalent ounces produced(2)(5)	51,805		76,630		(24,825)	-32%
Gold equivalent ounces produced (55:1)(3)(5)	51,881		70,658		(18,777)	-27%
Revenue from mining operations	$77,063		$112,087		$(35,024)	-31%
Earnings from operations	$16,967		$52,793		$(35,826)	-68%
Net earnings	$35,237		$62,614		$(27,377)	-44%
Net earnings per share, basic	$0.12		$0.36		$(0.24)	-67%
Total cash	$55,690		$145,084		$(89,394)	-62%
Operating cash flow	$6,170		$51,713		$(45,543)	-88%
Net free cash flow(1)	$(103,433)		$12,251		$(115,684)	-944%
Cash costs per gold equivalent ounce (realized):(1)(2)(7)(8)
Continuing operations(5)(6)	$504		$465		$39	8%
Discontinued operations – pre-NRV adjustment(6)(9)	$780		$495		$285	58%
Discontinued operations – post-NRV adjustment(6)(9)	$617		$495		$122	25%
Total – pre-NRV adjustment(5)(9)	$625		$487		$138	28%
Total operations – post-NRV adjustment(5)(9)	$553		$487		$66	14%
Cash costs per gold equivalent ounce (55:1):(1)(3)(7)(8)
Continuing operations(5)(6)	$504		$465		$39	8%
Discontinued operations – pre-NRV adjustment(6)(9)	$778		$548		$230	42%
Discontinued operations – post-NRV adjustment(6)(9)	$615		$548		$67	12%
Total – pre-NRV adjustment(5)(9)	$624		$526		$98	19%
Total operations – post-NRV adjustment(5)(9)	$552		$526		$26	5%

(1)	See the Non-GAAP Measures section on page 27.
(2)	Gold equivalent ounces include silver ounces sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(3)	Gold equivalent ounces include silver ounces sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)	Operational data and financial information include the results of both continuing and discontinued operations, except where indicated.
(5)

The Young-Davidson mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs prior to this date. Pre-commercial production ounces produced are excluded from consolidated ounces produced, as these ounces are credited against capitalized project costs.

(6)

Continuing operations include the Company’s El Chanate and Young-Davidson mines (excluding pre-commercial production ounces). Discontinued operations include the Company’s Ocampo, Fosterville, Stawell and El Cubo mines.

(7)

Gold equivalent ounces used to calculate cash costs include ounces sold at the El Chanate, Ocampo, El Cubo, Fosterville and Stawell mines, and ounces produced at the Young-Davidson mine for the three and nine months ended September 30, 2012 and 2011.

(8)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Young-Davidson, Fosterville and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit.

(9)	For further discussion on the net realizable value adjustments recognized on ore-in-process heap leach inventory at the Ocampo mine during the year, refer to page 14.

-

On October 9, 2012, the Company entered into a definitive agreement with Minera Frisco, S.A.B. de C.V. (“Minera Frisco”), pursuant to which Minera Frisco will acquire the Company’s Ocampo mine and the Venus and Los Jarros exploration properties located in Chihuahua, Mexico, as well as a 50% interest in the Orion advanced development project located in Nayarit, Mexico, for total consideration of $750 million in cash. The transaction is expected to close in December 2012. The Company expects to use the net proceeds from the transaction to eliminate certain debt obligations, invest in internal growth opportunities, enhance the Company’s liquidity position, and undertake a significant return of capital to shareholders.

-

On October 5, 2012, the Company reached an agreement to settle the class action claim filed by Ed J. McKenna, subject to approval of the court and the right of the Company to terminate the agreement under certain circumstances. The settlement amount under the agreement is estimated at $13.5 million, which is partially offset by an insurance receivable of $11.1 million, resulting in a net settlement amount of $2.4 million.

2

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

-

During October 2012, the Company sold its entire equity interest in both Endeavour Silver Corp. (“Endeavour”) and Crocodile Gold Corporation (“Crocodile Gold”) on a block trade basis for gross proceeds of $104.6 million.

-

On September 1, 2012, the Young-Davidson mine achieved commercial production. Commercial production was declared once the mine achieved previously established commissioning thresholds, which included the mill averaging a minimum throughput level of 5,100 tonnes per day, subsequent to the commissioning of the flotation and gravity circuits, as well as the open pit averaging 29,750 tonnes per day of ore and waste mining, both over a 30-day period.

-

On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property to Endeavour and received $100 million in cash and 11,037,528 Endeavour common shares with a value of $100 million at the agreed upon transaction date price of $9.06 per share. The Company is also entitled to receive up to $50 million in payments to be paid upon the gold price exceeding specified levels during the three years subsequent to July 13, 2012 and upon the occurrence of certain mine operating performance conditions.

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost gold producer focused on growth in North America. The Company’s mission is to deliver superior shareholder value by building a culture of excellence in every aspect of what we do, through organic growth and commitment to socially responsible practices within the communities in which we work. The Company’s growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives, including:

-	Acceleration of underground production and the expansion of processing capacities at Young-Davidson;

-	Realizing optimization opportunities at the El Chanate mine; and

-	The continuation of the Company’s exploration program, which is designed to convert resources to reserves, increase resources, and increase the production profile.

On September 5, 2012, the Company revised 2012 guidance for the Ocampo, El Chanate and Young-Davidson mines. The press release is available on SEDAR at www.sedar.com or on the Company’s website at www.auricogold.com. After this revision, the 2012 guidance for these mines is as follows:

Total 2012
	Gold Equivalent	Total 2012
	Ounces	Cash Costs(4)
Ocampo(1)(5)	115,000 – 125,000	$705 - $805
El Chanate(2)	78,000 – 88,000	$430 - $460
Young-Davidson(2)(3)	55,000 – 65,000	$550 - $650

(1)

Production and cash costs for the Ocampo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Gold equivalent production and cash costs are based on a gold equivalency ratio of 55:1. See the Non-GAAP Measures section on page 27.

(2)	Cash costs for the Young-Davidson and El Chanate mines are calculated on a per gold ounce basis, using by-product silver revenues as a cost credit. Production includes gold ounces only.
(3)	Anticipated cash costs at the Young-Davidson mine do not include pre-production ounces reported prior to the declaration of commercial production on September 1, 2012.
(4)	The following currency assumptions were used: 12:1 Mexican pesos to the US dollar and 1:1 Canadian dollars to the US dollar.
(5)

On October 9, 2012, the Company entered into a definitive agreement to sell the Ocampo mine. The transaction is expected to close in December 2012. Therefore, the 2012 guidance for the Ocampo mine may not be realized under the Company's ownership. For further discussion, refer to page 12.

SUMMARIZED FINANCIAL AND OPERATING RESULTS

On May 4, 2012, the Company completed the sale of the Fosterville and Stawell mines located in Australia. As a result, in the unaudited condensed consolidated financial statements for the nine months ended September 30, 2012, the Company has presented the results of these properties as discontinued operations. For further discussion, refer to page 17.

On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property located in Mexico. As a result, in the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2012, the Company has presented the results of these properties as discontinued operations. For further discussion, refer to page 15.

On October 9, 2012, the Company entered into a definitive agreement to sell the Ocampo mine located in Mexico. As a result, in the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2012, the Company has presented the results of this property as discontinued operations. For further discussion, refer to page 12.

3

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Continuing operations - Young-Davidson mine, El Chanate mine, exploration properties and corporate
Gold ounces sold	23,120	16,426	58,285	32,304
Gold ounces produced	29,291	16,444	66,266	31,315
Pre-commercial production gold ounces sold(5)	8,701	-	13,910	-
Pre-commercial production gold ounces produced(5)	7,922	-	19,872	-
Total cash costs per gold ounce(2)(4)(7)(8)	$504	$465	$458	$475
Revenue from mining operations	$39,772	$29,127	$100,503	$54,236
Production costs, excluding amortization and depletion	$13,923	$10,707	$34,092	$23,788
Earnings / (loss) from operations	$4,375	$8,470	$18,281	$(3,050)
Net earnings	$43,018	$20,626	$36,199	$6,268
Net earnings per share, basic	$0.15	$0.12	$0.13	$0.04
Net earnings per share, diluted	$0.10	$0.12	$0.09	$0.04
Operating cash flow	$(3,238)	$8,976	$5,932	$8,956
Net free cash flow(2)	$(83,097)	$1,118	$(302,391)	$(5,163)
Discontinued operations - Ocampo mine, El Cubo mine and Australian operations
Gold ounces sold	13,684	24,353	114,065	78,304
Silver ounces sold	492,335	1,092,859	2,494,179	3,342,331
Gold equivalent ounces sold (realized)(1)	22,574	49,003	160,648	157,804
Gold equivalent ounces sold (55:1)(3)	22,635	44,224	159,414	139,074
Gold ounces produced	13,890	29,242	113,616	83,967
Silver ounces produced	478,497	1,373,434	2,681,973	3,619,037
Gold equivalent ounces produced (realized)(1)	22,514	60,186	163,618	169,608
Gold equivalent ounces produced (55:1)(3)	22,590	54,214	162,379	149,768
Total cash costs per gold equivalent ounce (realized)(1)(2)(4)(6)	$617	$495	$848	$963
Total cash costs per gold ounce(2)(6)	$(57)	$(716)	$517	$(153)
Total cash costs per gold equivalent ounce (55:1)(2)(3)(4)(6)	$615	$548	$854	$1,083
Revenue from mining operations	$37,291	$82,960	$267,548	$241,068
Production costs, excluding amortization and depletion	$13,658	$23,811	$135,411	$62,121
Earnings from operations	$12,592	$44,323	$61,832	$123,204
Net (loss) / earnings	$(7,781)	$41,988	$22,475	$92,655
Net (loss) / earnings per share, basic	$(0.03)	$0.24	$0.08	$0.58
Net (loss) / earnings per share, diluted	$(0.03)	$0.24	$0.07	$0.57
Operating cash flow	$9,408	$42,737	$79,599	$130,791
Net free cash flow(2)	$(20,336)	$11,133	$(40,665)	$43,443

4

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		Quarter Ended		Quarter Ended		Nine Months Ended		Nine Months Ended
		September 30		September 30		September 30		September 30
		2012		2011		2012		2011
Total
Gold ounces sold		36,804		40,779		172,350		110,608
Silver ounces sold		492,335		1,092,859		2,494,179		3,342,331
Gold equivalent ounces sold (realized)(1)		45,694		65,429		218,933		190,108
Gold equivalent ounces sold (55:1)(3)		45,755		60,650		217,699		171,378
Gold ounces produced		43,181		45,686		179,882		115,282
Silver ounces produced		478,497		1,373,434		2,681,973		3,619,037
Gold equivalent ounces produced (realized)(1)		51,805		76,630		229,884		200,923
Gold equivalent ounces produced (55:1)(3)		51,881		70,658		228,645		181,083
Pre-commercial production gold ounces sold(5)		8,701		-		13,910		-
Pre-commercial production gold ounces produced(5)		7,922		-		19,872		-
Average realized gold price per ounce		$1,664		$1,704		$1,666		$1,552
Average realized silver price per ounce		$29.87		$38.15		$30.95		$36.37
Total cash costs per gold equivalent ounce (realized)(1)(2)(4)(7)(8)		$553		$487		$736		$414
Total cash costs per gold ounce(2)(7)(8)		$324		$(240)		$496		$(387)
Total cash costs per gold equivalent ounce (55:1)(2)(3)(4)(7)(8)		$552		$526		$741		$459
Revenue from mining operations		$77,063		$112,087		$368,051		$295,304
Production costs, excluding amortization and depletion		$27,581		$34,518		$169,503		$85,909
Earnings from operations		$16,967		$52,793		$80,113		$120,154
Net earnings		$35,237		$62,614		$58,674		$98,923
Net earnings per share, basic		$0.12		$0.36		$0.21		$0.62
Net earnings per share, diluted		$0.07		$0.36		$0.16		$0.61
Operating cash flow		$6,170		$51,713		$85,531		$139,747
Net free cash flow(2)		$(103,433)		$12,251		$(343,056)		$38,280
Total cash		$55,690		$145,084		$55,690		$145,084
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil

(1)	Gold equivalent ounces include silver ounces sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(2)	See the Non-GAAP Measures section on page 27.
(3)	Gold equivalent ounces include silver ounces sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Young-Davidson, Fosterville, and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit.

(5)	Pre-commercial production ounces produced and sold at Young-Davidson are excluded from consolidated ounces produced and sold, as these ounces are credited against capitalized project costs.
(6)

Cash costs from discontinued operations include the net realizable value adjustments recognized on ore-in-process heap leach inventory at the Ocampo mine during the year. For further discussion, refer to page 14.

(7)	The Young-Davidson mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs prior to this date.
(8)

Gold equivalent ounces used to calculate cash costs include ounces sold at the El Chanate, Ocampo, El Cubo, Fosterville and Stawell mines, and ounces produced a the Young-Davidson mine for the three and nine months ended September 30, 2012 and 2011.

5

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF THIRD QUARTER FINANCIAL RESULTS

During the third quarter of 2012, the Company sold 36,804 gold ounces and 492,335 silver ounces compared to sales of 40,779 gold ounces and 1,092,859 silver ounces in the third quarter of 2011. Using the Company’s long-term gold equivalency ratio of 55:1, 45,755 gold equivalent ounces were sold in the third quarter of 2012, representing a 25% decrease over sales of 60,650 Au(e)(55:1) in the third quarter of 2011. This decrease resulted from a decline in ounces sold at Ocampo during the quarter and a decline in ounces sold at El Cubo, which was divested on July 13, 2012. These decreases were partially offset by gold ounces sold at Young-Davidson subsequent to the declaration of commercial production on September 1, 2012. Using the realized gold equivalency ratios of 56:1 and 45:1, Au(e) sold in the third quarter of 2012 and 2011 were 45,694 and 65,429, respectively, representing a 30% decrease quarter-over-quarter.

Excluding ounces sold from discontinued operations, the Company sold 23,120 gold ounces in the third quarter of 2012 at the El Chanate and Young-Davidson mines, a 41% increase from Q3 2011 when continuing operations included the El Chanate mine only. Revenues from continuing operations increased from $29.1 million in Q3 2011, to $39.8 million in the third quarter of 2012. This $10.7 million or 37% increase in revenue was largely due to ounces sold at Young-Davidson, as discussed above.

Earnings from continuing operations were $4.4 million in the third quarter of 2012, representing a $4.1 million decline from earnings from continuing operations of $8.5 million in the same period of 2011. This decline was due to the recognition of $8.3 million in reclamation, care and maintenance expense at Kemess South, a mine in the decommissioning stage, as well as an increase in corporate expenses, including an increase in general and administrative expenses due to the increased size of the Company. The decline in earnings from continuing operations was partially offset by a $2.7 million contribution to earnings from operations at Young-Davidson subsequent to the declaration of commercial production on September 1, 2012.

Net earnings from continuing operations were $43.0 million in the third quarter of 2012, representing a $22.4 million increase from the Company’s Q3 2011 net earnings from continuing operations of $20.6 million. The increase in earnings is primarily as a result of a $20.3 million unrealized gain on investments and a $14.4 million unrealized gain on the fair value of the option component of convertible senior notes, partially offset by an increase in foreign exchange losses of $12.6 million and the decline in earnings from continuing operations discussed above. Including the net loss from discontinued operations of $7.8 million, consolidated net earnings were $35.2 million in the third quarter of 2012 compared to consolidated net earnings of $62.6 million in Q3 2011. Included in the net loss from discontinued operations is a $18.9 million, net of tax of $3.4 million, gain on the sale of the El Cubo mine and Guadalupe y Calvo exploration property and a $39.2 million deferred income tax expense on the unremitted earnings of the subsidiary that holds the Ocampo mine.

In the third quarter of 2012, cash costs per gold ounce from continuing operations increased 8% to $504, compared to $465 in the same period in 2011. The increase quarter-over-quarter resulted from the addition of cash costs from the Young-Davidson mine, which achieved commercial production on September 1, 2012, and was partially offset by lower cash costs per gold ounce at the El Chanate mine due to the optimization initiatives completed by the Company during the last year. In Q3 2011, cash costs per gold ounce from continuing operations included cash costs from the El Chanate mine only. Including cash costs from the discontinued operations (Ocampo mine and El Cubo mine), total cash costs per Au(e)(55:1) were $552 in the third quarter of 2012, compared to $526 in the third quarter of 2011.

The Company reported total operating cash flow during the third quarter of $6.2 million, a decrease of $45.5 million or 88%, from the prior year result of $51.7 million. This decrease in operating cash flow arose primarily as a result of the decline in production at Ocampo, and additional cash outflows relating to the build-up of stockpile and ore-in-process inventories at Young-Davidson, offset by an increase in production at El Chanate. After deducting capital expenditures of $109.6 million, including capital expenditures of $64.2 million at the Young-Davidson mine, the Company’s Q3 2012 net free cash flow was a negative $103.4 million. Further discussion on capital expenditures at Young-Davidson during the period is provided on page 9.

6

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF NINE MONTH FINANCIAL RESULTS

During the first nine months of 2012, the Company sold 172,350 gold ounces and 2,494,179 silver ounces compared to sales of 110,608 gold ounces and 3,342,331 silver ounces in the first nine months of 2011. Using the Company’s long-term gold equivalency ratio of 55:1, 217,699 gold equivalent ounces were sold in the first nine months of 2012, representing a 27% increase over sales of 171,378 Au(e)(55:1) in the first nine months of 2011. This increase resulted from an additional quarter of ounces sold at El Chanate (acquired after Q1 2011), additional ounces sold at the Fosterville and Stawell mines (acquired after Q3 2011), additional ounces sold at the El Cubo mine, which resumed processing operations in Q3 2011, and ounces sold at the Young-Davidson mine subsequent to the declaration of commercial production on September 1, 2012. These increases were partially offset by a decline in ounces sold at Ocampo during the year-to-date period. Using the realized gold equivalency ratios of 54:1 and 43:1, Au(e) sold in the first nine months of 2012 and 2011 were 218,933 and 190,108, respectively, representing a 15% increase year-over-year.

Excluding ounces sold from discontinued operations, the Company sold 58,285 gold ounces in the first nine months of 2012, an 80% increase over year-to-date 2011. On a year-to-date basis revenues from continuing operations increased to $100.5 million, as compared to revenues from continuing operations of $54.2 million in the first nine months of 2011. This $46.3 million, or 85%, increase in revenue was due to the increase in ounces sold at the El Chanate mine and the addition of ounces sold at the Young-Davidson mine, as mentioned previously, combined with an increase in realized gold prices of 7%.

Earnings from continuing operations were $18.3 million in the first nine months of 2012, representing a $21.4 million increase from a loss from continuing operations of $3.1 in the same period of 2011. The increase in earnings from continuing operations is primarily a result of the increase in revenues mentioned previously.

Net earnings from continuing operations were $36.2 million in the first nine months of 2012, representing a $29.9 million increase from the Company’s net earnings from continuing operations of $6.3 million in the same period of 2011. The increase in earnings is primarily as a result of the increase in earnings from continuing operations discussed above, in addition to $17.6 million in unrealized gains on investments and a $10.2 million unrealized gain on the fair value of the option component of convertible senior notes, partially offset by $12.2 million in reclamation, care and maintenance costs at Kemess South, a mine in the decommissioning stage, and a $17.7 million increase in foreign exchange losses. Including net earnings from discontinued operations of $22.5 million, consolidated net earnings were $58.7 million in the first nine months of 2012 compared to consolidated net earnings of $98.9 million in same period of 2011. Included in earnings from discontinued operations is a $19.5 million, net of tax of $2.6 million, gain on the sale of the El Cubo mine and Guadalupe y Calvo exploration property, a $39.2 million deferred income tax expense on the unremitted earnings of the subsidiary that holds the Ocampo mine, and a $4.6 million net loss on the sale of the Australian operations.

During the first nine months of 2012, consolidated cash costs per gold ounce from continuing operations were $458, representing a 4% decrease over 2011 year-to-date cash costs. This decrease was primarily due to a decline in cash costs at El Chanate due to optimization initiatives completed by the Company subsequent to the acquisition of the mine in early Q2 2011, partially offset by the higher cost ounces produced at Young-Davidson subsequent to the declaration of commercial production on September 1, 2012. Including cash costs from discontinued operations, total cash costs per Au(e)55:1 were $741 in the first nine months of 2012, compared to $459 in the first nine months of 2011. The increase in cash costs from discontinued operations is primarily due to the net realizable value adjustment and lower production at Ocampo, as well as higher cost ounces produced at the Fosterville and Stawell mines during 2012.

The Company reported total operating cash flow during the first nine months of $85.5 million, a decrease of $54.2 million or 39%, from the prior year-to-date result of $139.7 million. This decrease in operating cash flow arose primarily as a result of a decline in production at Ocampo, and reclamation expenditures at the Kemess mine, offset by improved gold prices and additional operating cash flow contributed from the El Chanate, El Cubo, Fosterville and Stawell mines. After deducting capital expenditures of $428.6 million, including capital expenditures of $264.3 million at the Young-Davidson mine, the Company’s year-to-date net free cash flow was a negative $343.1 million. Further discussion on capital expenditures at Young-Davidson during the period is provided on page 9.

7

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON

As a result of the acquisition of Northgate Minerals Corporation (“Northgate”) on October 26, 2011, the Company owns the Young-Davidson mine, which is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totalling 4,733 hectares and is situated on the site of two past producing mines that produced one million ounces in the 1930s – 1950s.

On September 1, 2012, the Young-Davidson mine achieved commercial production by completing the following project milestones:

-	Completion of all construction activities related to the infrastructure and processing plant during the quarter, which included the commissioning of the flotation and gravity circuits at the end of July 2012;

-	Completion of the open pit material movement test period for declaration of commercial production in June 2012, which involved the open pit exceeding 29,750 TPD over a period of 30 days; and

-	Subsequent to the commissioning of the flotation and gravity circuits, completion of the mill processing rate test period for declaration of commercial production in August 2012, which involved the mill processing rate exceeding 5,100 TPD over a period of 30 days.

YOUNG-DAVIDSON OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Open Pit Operations
Total tonnes mined	3,038,074	-	7,514,972	-
Tonnes of ore mined	563,857	-	2,083,972	-
Average grade of gold(1)	0.88	-	1.01	-
Tonnes stockpiled ahead of the mill	1,149,366	-	1,149,366	-
Average grade of gold(1)	0.88	-	0.88	-
Mill Operations
Tonnes of ore processed	539,677	-	934,606	-
Average grade of gold	1.18	-	1.17	-
Average gold recovery rate	87%	-	85%	-
Pre-commercial production gold ounces produced(2)	7,922	-	19,872	-
Pre-commercial production gold ounces sold(2)	8,701	-	13,910	-
Gold ounces produced	9,903	-	9,903	-
Gold ounces sold	3,999	-	3,999	-

(1)	Grams per tonne.
(2)	Prior to the declaration of commercial production on September 1, 2012.

During the third quarter, the Company mined 3,038,074 tonnes, or 33,023 TPD, at the Young-Davidson open pit, including 563,857 ore tonnes. Open pit mining rates ramped up during the quarter and averaged 36,667 TPD of ore and waste in the month of September, exceeding the Company’s targeted rate of 35,000 TPD. During the quarter, low grade ore was mined and stacked in a stockpile for processing at the end of the mine life, thereby reducing the total grade mined during the quarter. The Company mined 190,652 tonnes of ore grading 1.22 gold grams per tonne for processing during the quarter. At the end of the third quarter of 2012, the Company had a total of 1,149,366 tonnes of ore stockpiled ahead of the mill, including 1,074,375 tonnes of low grade ore averaging 0.83 gold grams per tonne.

During the quarter, the Company processed 539,677 tonnes, or 5,866 TPD, at Young-Davidson with gold grades averaging 1.18 grams per tonne. The Company processed lower grade ore during the commissioning of the mill facility, as grades averaged 0.88 gold grams per tonne and 0.92 gold grams per tonne in July and August, respectively. Subsequent to the declaration of commercial production on September 1, 2012, the mill processed ore at a rate of 6,857 TPD at an average grade of 1.63 gold grams per tonne. The mill processing rate in September exceeded the Company’s targeted rate of 6,000 TPD.

Young-Davidson produced 17,825 gold ounces during the quarter, including 7,922 pre-commercial production ounces. Subsequent to completing the first gold pour on April 30, 2012, the mine produced 29,775 gold ounces, including 19,872 pre-commercial production ounces.

Underground development at Young-Davidson continues to focus on access to the mid-shaft ore and waste handling systems at the Northgate shaft. During the quarter, the Company commenced the raise boring of the second leg of the production shaft, which is targeted to reach a vertical depth of 890 metres, with a final target of 1,500 vertical metres. The Company anticipates hoisting waste from the Northgate shaft during the second quarter of 2013 and hoisting ore during the third quarter of 2013, once the mid-shaft crushing circuit is commissioned.

8

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has also completed a redesign of the underground mine plan that is expected to improve mining extraction recoveries and reduce dilution. The underground mine plan changed mining methods from sub-level caving and long-hole shrinkage to long-hole stoping utilizing paste backfill.During the quarter, underground long-hole drilling contractors were mobilized on site and stope preparation in the Upper Boundary Zone was progressing on schedule. Production from the underground commenced in the fourth quarter of 2012 and is expected to average approximately 1,000 TPD during the quarter with grades averaging approximately 3.50 gold grams per tonne.

To accommodate the increase in expected tonnage resulting from the acceleration of production from the underground, the Company will expand the mill capacity to 8,000 TPD, an increase of 2,000 TPD, or 33%, from the design capacity of 6,000 TPD. Expansion of the mill capacity will involve the conversion of the existing AG mill to a SAG mill, the installation of a pebble recycle conveyor, the addition of additional tails line and pumps, and upgrades to various pumps and pump motors. The mill expansion is expected to be completed by the end of 2013.

YOUNG-DAVIDSON FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Revenue from mining operations	$7,067	$-	$7,067	$-
Production costs	$3,478	$-	$3,478	$-
Refining costs	$-	$-	$-	$-
Amortization and depletion	$776	$-	$776	$-
Earnings from operations	$2,740	$-	$2,740	$-
Cash flow used in operations	$(3,159)	$-	$(3,159)	$-
Capital expenditures	$(64,178)	$-	$(264,272)	$-
Net free cash flow (1)	$(67,337)	$-	$(267,431)	$-
Total cash costs per gold ounce (1)	$639	$-	$639	$-

(1)	See the Non-GAAP Measures section on page 27.

Prior to the declaration of commercial production at Young-Davidson on September 1, 2012, all revenues generated from gold ounces sold during the commissioning period, net of related expenses, were recorded as a credit against capitalized project costs. Subsequent to achieving commercial production, the Company recognized revenues of $7.1 million and earnings from operations of $2.7 million.Earnings from operations included $0.5 million of amortization and depletion relating to the acquisition date fair value adjustment on property, plant and equipment and mining interests.

During the third quarter, capital expenditures of $64.2 million at Young-Davidson combined with negative operating cash flow of $3.2 million resulted in negative net free cash flow of $67.3 million. Capital expenditures in the third quarter included $33.0 million in site infrastructure, $27.3 million in underground development, $1.8 million in capitalized stripping activities and $2.1 million in exploration expenditures. Year-to-date, the Company spent $264.3 million related to the construction of the Young-Davidson mine. Year-to-date capital expenditures include the following significant items:

-	As previously announced, EPCM construction costs have increased by approximately $40.0 million from original estimates, comprised of $13.0 million in labour costs and $27.0 million in materials or scope changes;

-	Capital expenditures include $8.4 million of borrowing costs capitalized to the project, which were not included in the original guidance; and

-	Capital expenditures include changes in working capital during the year, including $58.5 million relating to a decline in payables balances attributable to construction and development activity from $81.3 million at December 31, 2011 to $22.8 million September 30, 2012. This additional cash outflow was due to the settlement of payables relating to 2011 construction.

Subsequent to the declaration of commercial production on September 1, 2012, cash costs per gold ounce at the Young-Davidson mine were $639.

YOUNG-DAVIDSON EXPLORATION

The Company has planned a 35,000 to 43,000 metre drilling program for 2012 to focus on continuing to develop the Young-Davidson West (“YD West Zone”) deposit as well as follow-up drilling on additional target areas identified in 2011. To assist with the drilling program, the Company added three drill rigs at Young-Davidson during the year, resulting in a total of five drill rigs on site on September 30, 2012. Year-to-date drilling has focused primarily on the YD West Zone, which is located west of the Main Zone below the 9,500 metre level, and the West Shirriff area, which is located immediately to the west of the YD West Zone. The drilling program has further defined the YD West Zone to the west and at depth and results from this program show that the YD West Zone remains open in both directions. In addition, results from the West Shirriff area show anomalous gold of the same rock type and alteration type as the main zones that make up the Young-Davidson mine. During the third quarter, the Company completed 16 drill holes for 11,955 metres, bringing the year-to-date total to 29 drill holes for 26,062 metres. Further details on the results to date for the 2012 drilling program are highlighted in the Company’s November 6, 2012 press release, which can be found on the Company’s website at www.auricogold.com.

9

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE

As a result of the acquisition of Capital Gold Corporation (“Capital Gold”) on April 8, 2011, the Company owns and operates the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities. The open pit will be approximately 1,700 metres long, 780 metres wide, and 280 metres deep at completion.

EL CHANATE OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011	(2)
Open Pit Operations
Total tonnes mined	9,320,086	5,904,968	25,717,468	10,550,119
Tonnes of ore mined	2,209,510	1,797,053	6,887,316	3,171,247
Capitalized stripping tonnes	6,288,416	3,108,138	16,363,488	5,042,661
Average grade of gold(1)	0.58	0.61	0.57	0.60
Tonnes stockpiled ahead of the heap leach pad	153,294	48,986	153,294	48,986
Average grade of gold(1)	0.68	0.64	0.68	0.64
Low grade tonnes stockpiled ahead of the heap leach pad	1,340,839	2,388,159	1,340,839	2,388,159
Average grade of gold(1)	0.13	0.15	0.13	0.15
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,724,393	1,512,552	5,293,098	2,716,368
Average grade of gold processed(1)	0.67	0.68	0.68	0.67
Low grade ore placed on the heap leach pad	766,511	643,720	2,596,888	1,325,464
Average grade of gold processed(1)	0.22	0.26	0.19	0.27
Total tonnes of ore processed	2,490,904	2,156,272	7,889,986	4,041,832
Average grade of gold processed(1)	0.53	0.55	0.52	0.54
Gold ounces produced	19,388	16,444	56,363	31,315
Gold ounces sold	19,121	16,426	54,286	32,304

(1)	Grams per tonne.
(2)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

During the quarter, the Company mined 9,320,086 tonnes at the El Chanate open pit, including 2,209,510 ore tonnes. Mining rates increased by 58%, to 101,305 TPD, compared to the average rate during Q3 2011 of 64,184 TPD. Mining rates continue to improve at El Chanate, increasing 4% during the quarter from the rate of 97,591 TPD mined in Q2 2012 due to the addition of another truck to the contractor fleet. During the first nine months of 2012, the Company mined 25,717,468 tonnes, or 93,859 TPD, an increase of 56% over the prior year-to-date mining rates.

The Company crushed and placed 1,724,393 tonnes of open pit ore on the heap leach pad in Q3 2012, at an average rate of 18,743 TPD, with an average grade of 0.67 gold grams per tonne. This represents a 14% increase in crushing and stacking rates as compared to the average rate during Q3 2011 of 16,441 TPD. During the quarter, the Company also placed 766,511 tonnes, or 8,332 TPD, of low grade run-of-mine material on the heap leach pad. These tonnes are not crushed before they are placed on the heap leach pad. Total tonnes processed of 2,490,904 tonnes, or 27,075 TPD, represents a 16% increase over stacking rates in the third quarter of 2011. The Company produced 19,388 and 56,363 gold ounces at El Chanate during the third quarter and first nine months of 2012, respectively, compared to 16,444 and 31,315 gold ounces produced in the same periods of the prior year.

10

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold grades averaged 0.53 grams per tonne placed during the third quarter, consistent with the 0.55 grams per tonne placed in the third quarter of 2011.

Stripping activities totaled 6,288,416 tonnes during the third quarter of 2012, compared to 5,643,148 tonnes during Q2 2012. All of the tonnes stripped during the third quarter were mined as part of the Southeast push-back of the pit. Overall, stripping activities at El Chanate represented a capital investment of $9.5 million during the third quarter of 2012, compared to $7.8 million in Q2 2012.

During the quarter, the Company commenced Phase 7 of the leach pad expansion with initial engineering plans complete and construction contracts executed. In addition, the Company replaced over 6,800 metres of 8” diameter water distribution pipes with 16” diameter pipes, which will allow the Company to increase the area under leach from the current 67% to over 80% by the end of 2012.

EL CHANATE FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011	(2)
Revenue from mining operations	$32,705	$29,127	$93,436	$54,236
Production costs	$10,445	$10,707	$30,614	$23,788
Refining costs	$92	$119	$308	$220
Amortization and depletion	$3,020	$2,164	$7,992	$3,935
Earnings from operations	$19,076	$16,021	$54,179	$25,827
Cash flow from operations	$15,578	$15,287	$45,273	$29,570
Capital expenditures	$(13,691)	$(7,402)	$(37,850)	$(13,319)
Net free cash flow(1)	$1,887	$7,885	$7,423	$16,251
Total cash costs per gold ounce(1)	$434	$465	$425	$475

(1)	See the Non-GAAP Measures section on page 27.
(2)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.

Earnings from operations totaled $19.1 million during the third quarter of 2012, representing an increase of 19% over earnings from operations of $16.0 million in Q3 2011. This increase resulted from a 16% increase in ounces sold, combined with various optimization initiatives completed over the past year such as upgrades to the conveyer system, commissioning of an intermediate grade solution pond, and the commissioning of an additional ADR plant. Earnings from operations for the third quarter of 2012 included $1.2 million of production costs and $1.8 million of amortization and depletion relating to the acquisition date fair value adjustment on heap leach inventory and property, plant and equipment and mining interests, compared with $2.3 million and $1.2 million in Q3 2011, respectively. Year-to-date, El Chanate recognized $54.2 million in earnings from operations, a 110% increase from the prior year.

El Chanate generated $15.6 million in operating cash flow during the quarter, an increase of $0.3 million from Q3 2011 operating cash flow, primarily due to the increase in the earnings from operations discussed above. After deducting capital expenditures of $13.7 million, net free cash flow was $1.9 million during the third of 2012, a decrease of $6.0 million from net free cash flow of $7.9 million in Q3 2011 due to an increase in capital expenditures during the quarter. Q3 2012 capital expenditures at El Chanate included $9.5 million in capitalized stripping activities, $3.2 million in sustaining capital and optimization initiatives, and $1.0 million in exploration expenditures. Year-to-date, El Chanate generated $45.3 million of operating cash flow, and after capital expenditures of $37.9 million, contributed net free cash flow of $7.4 million.

During the quarter, cash costs per gold ounce at the El Chanate mine were $434, a decline of 7% from cash costs per gold ounce of $465 in Q3 2011. This decline was due to the optimization initiatives completed during the past year, as mentioned above. During the first nine months of 2012, cash costs per gold ounce at the El Chanate mine decreased by 11%, to $425.

EL CHANATE EXPLORATION

The Company has planned a 27,000 metre drilling program for 2012 to focus on trend to the northwest and southeast of the current pit as well as mineralization discovered south of the planned heap leach pads. The program is also focused on infill drilling below and to the south of the existing reserve pit, in anticipation of potentially expanding the reserve pit towards these areas. This drilling program has identified two new discoveries that are directly on trend of the open pit and the extension of the previously identified North West zone located approximately 50 metres northwest of the open pit. The newly discovered Rono zone is approximately 600 metres northwest of the open pit and the Loma Prieta zone is approximately 1.2 kilometres southeast from the ultimate pit boundary. Since the second quarter of 2012, one diamond drill and one reverse circulation drill have been operating on the property. During the third quarter, the Company completed 5 core drill holes for a total of 1,687 metres and 48 reverse circulation holes for a total of 7,827 metres, bringing the year-to-date totals to 13 core drill holes for a total of 4,966 metres and 103 reverse circulation holes for a total of 19,605 metres. Further details on the results to date for the 2012 drilling program are highlighted in the Company’s October 22, 2012 press release, which can be found on the Company’s website at www.auricogold.com.

11

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO

The Ocampo mine, which commenced commercial production in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently one of the largest operating gold / silver mines in the state. Ocampo is comprised of four open pits and two underground mines, with milling and heap leach processing facilities.

On October 9, 2012, the Company entered into a definitive agreement to sell the Ocampo mine and the Venus and Los Jarros exploration properties. All related assets and liabilities have been presented as held for sale in the Condensed Consolidated Balance Sheets at September 30, 2012. In addition, the financial results of these properties have been presented as net (loss) / earnings from discontinued operations in the Condensed Consolidated Statements of Operations and as a net (decrease) / increase in cash and cash equivalents from discontinued operations in the Condensed Consolidated Statements of Cash Flows, respectively, for the three and nine months ended September 30, 2012 and 2011. The disposal of the Ocampo mine will not have an impact on the Company’s other operations.

OCAMPO OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Underground Operations
Tonnes of ore mined	130,056	178,416	487,711	528,751
Average grade of gold(1)	1.41	3.02	2.74	2.91
Average grade of silver(1)	65	127	117	140
Open Pit Operations
Total tonnes mined	7,009,416	9,221,747	26,028,578	28,901,600
Tonnes of ore mined	794,611	667,246	2,749,053	1,682,146
Capitalized stripping and other tonnes	4,542,687	7,204,497	17,453,521	23,546,298
Average grade of gold(1)	0.26	0.31	0.22	0.49
Average grade of silver(1)	8	17	10	23
Mill Operations
Tonnes of ore processed	288,629	288,649	870,646	853,114
Average grade of gold processed(1)	0.98	2.12	1.61	2.31
Average grade of silver processed(1)	37	97	72	109
Average gold recovery rate	96%	97%	97%	97%
Average silver recovery rate	86%	90%	89%	87%
Gold ounces produced	8,832	18,978	43,972	61,485
Silver ounces produced	295,388	815,689	1,801,186	2,581,973
Heap Leach Operations
Tonnes of ore placed	607,575	566,942	2,343,169	1,359,888
Average grade of gold processed(1)	0.16	0.24	0.15	0.30
Average grade of silver processed(1)	7	11	7	14
Gold ounces produced	4,771	5,866	12,793	18,084
Silver ounces produced	164,674	249,217	456,233	728,536
Gold ounces produced	13,603	24,844	56,765	79,569
Silver ounces produced	460,062	1,064,906	2,257,419	3,310,509
Gold equivalent ounces produced(2)	21,916	48,826	98,872	158,248
Gold equivalent ounces produced (55:1)(3)	21,968	44,206	97,809	139,760
Gold ounces sold	13,684	22,153	53,619	76,104
Silver ounces sold	475,906	945,704	2,011,660	3,195,176
Gold equivalent ounces sold(2)	22,297	43,520	91,178	152,321
Gold equivalent ounces sold (55:1)(3)	22,336	39,348	90,194	134,198

(1)	Grams per tonne.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.

12

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

MINING

At the Northeast and Santa Eduviges underground operations, the Company mined 130,056 tonnes, or 1,414 TPD, of ore in the third quarter of 2012, a decrease of 48,360 tonnes, or 27% over the prior year period. During the quarter, production was negatively impacted by the Company’s focus on an accelerated development program at the mine to increase developed ore inventory. During the first nine months of 2012, the Company mined 487,711 tonnes of ore, or 1,780 TPD, a decrease of 8% over the prior year period.

During the third quarter of 2012, the Company completed a total of 8,328 metres of development, representing an increase of 15% from the 7,270 metres developed in the second quarter of 2012. The increase is due to the hiring of two underground mining contractors to support the Company’s accelerated development plan. It is expected that underground development rates will return developed ore inventories to targeted levels during the first half of 2013.

The Company mined 7,009,416 tonnes, or 76,189 TPD, from the open pits in the third quarter, a decrease of 2,212,331 tonnes from the 9,221,747 tonnes mined in the same period of the prior year. Total tonnes mined in the open pit declined due to a decrease in stripping tonnes mined, as the pre-stripping program at Picacho nears completion. As a result, related mining equipment has been idled. Tonnes of ore mined increased by 127,365 tonnes, or 19%, to 794,611 tonnes during the third quarter of 2012 as a result of improved access to mineable ore from the progress made on the pushbacks in the Picacho open pit. During the first nine months of 2012, the Company mined 2,749,053 tonnes of ore, an increase of 63% over the prior year period.

During the quarter, the Company continued stripping activities at the Picacho open pit, mining 2,710,962 tonnes compared to 3,219,934 tonnes in the second quarter of 2012. To date, stripping activities at Picacho total approximately 56.1 million tonnes. Stripping activities also continued at the Conico open pit with 1,831,725 tonnes being mined, compared to 2,914,099 tonnes in the previous quarter. Overall, stripping activities at Ocampo represented a capital investment of $7.6 million during the third quarter of 2012, compared to $8.1 million in Q2 2012.

PROCESSING

The Ocampo mill circuit processed 288,629 tonnes, or 3,137 TPD, during the third quarter, which was consistent with the tonnes processed in the same quarter of 2011 of 288,649 tonnes, or 3,137 TPD. The Ocampo mill circuit continues to consistently process ore near targeted levels with high availability. During the first nine months of 2012, the Company processed 870,646 tonnes of ore, or 3,178 TPD, an increase of 2% over the prior year period.

Gold and silver grades processed at the mill facility declined from 2.12 and 97 grams per tonne respectively in Q3 2011 to 0.98 and 37 grams per tonne respectively in Q3 2012. During the quarter, the mill grades processed were negatively impacted by a decline in underground tonnes and grades that resulted from an increased focus on ore development. Lower underground production necessitated supplementing the mill feed with lower grade open pit ore.

During the third quarter of 2012, the Company placed 607,575 tonnes on the heap leach pad at an average stacking rate of 6,604 TPD, representing a 7% increase over the 566,942 tonnes placed in Q3 2011. During the first nine months of 2012, the Company placed 2,343,169 tonnes of ore at an average stacking rate of 8,552 TPD, an increase of 72% over the prior year period.

During the third quarter of 2012, gold and silver grades placed on the heap leach pad were consistent with Q2 2012. However, the grade of ore placed in the third quarter 2012 declined significantly from the grade of ore placed in the third quarter of 2011. This decline in grades is primarily due to lower grade ore being available from the open pits, lower tonnage from the underground, and a reduction in cutoff grade attributable to higher metal prices.

During the third quarter of 2012, total site production was 21,968 Au(e)(55:1), a decline of 22,238 ounces from production of 44,206 Au(e)(55:1) in Q3 2011. On a year-to-date basis, Ocampo produced 97,809 Au(e)(55:1), compared to 139,760 Au(e)(55:1) produced in the first nine months of 2011.

As a result of the additional ore development requirements during the second half of the year, which resulted from the shortfalls in ore development during the first half of the year, the Company revised the 2012 production outlook for the Ocampo mine on September 5, 2012 to 115,000 – 125,000 gold equivalent ounces at cash costs of $705 - $805 per Au(e)(55:1) prior to the net realizable value adjustments recognized during the year, which are discussed further below. Including the net realizable value adjustments recognized during 2012, revised cash cost guidance for 2012 is $775 - $875 per Au(e)(55:1).

13

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Revenue from mining operations	$36,850	$73,573	$150,668	$231,681
Production costs	$12,861	$18,617	$57,155	$56,927
Refining costs	$254	$361	$899	$1,194
Amortization and depletion	$7,500	$10,398	$33,236	$32,515
Earnings from operations	$13,026	$41,548	$50,992	$132,828
Cash flow from operations	$10,222	$41,378	$49,633	$148,155
Capital expenditures	$(28,690)	$(26,833)	$(81,049)	$(80,112)
Net free cash flow(2)	$(18,468)	$14,545	$(31,416)	$68,043
Total cash costs per gold equivalent ounce(2)(3)	$588	$436	$637	$382
Total cash costs per gold ounce(2)	$(80)	$(772)	$(78)	$(760)
Total cash costs per gold equivalent ounce (55:1)(1)(2)	$587	$482	$644	$433

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(2)	See the Non-GAAP Measures section on page 27.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.

Ocampo recognized $13.0 million in earnings from operations in Q3 2012, a decline of $28.5 million from Q3 2011 earnings from operations of $41.5 million. This decline was due to a decrease in ounces sold of 17,012 Au(e)(55:1) and a 22% decline in realized silver prices, and was partially offset by the reversal of a portion of the net realizable value adjustment that was initially recognized in Q2 2012. Year-to-date, Ocampo recognized $51.0 million in earnings from operations, a 62% decline from the prior year. The decline in earnings from operations was primarily due to a decline in revenues that resulted from the decrease in ounces sold of 44,004 Au(e)(55:1) and the 15% decline in realized silver prices.

The Company recognized a $14.4 million net realizable value adjustment in the second quarter on Ocampo ore-in-process inventory, which increased production costs by $8.7 million and amortization and depletion expense by $5.7 million. As pre-stripping activities are predominantly completed at the Picacho open pit, mining activities have been accessing the lower grade halo of the ore body with grades expected to slowly increase as mining activities move closer to the higher grade core of the pit. The costs of mining activities added to the leach pad (open pit mining and processing costs, including applicable overhead, depreciation and amortization), combined with a decrease in spot silver prices, were not expected to be fully recoverable at the end of the second quarter of 2012, and therefore the net realizable value adjustment was recorded. During Q3 2012, the Company reversed $6.1 million of this net realizable value adjustment due to improvements in metal prices during the quarter. The $6.1 million reversal of the net realizable value adjustment reduced production costs by $3.7 million and reduced amortization and depletion expense by $2.4 million during the quarter.

Ocampo generated $10.2 million in operating cash flow during the quarter, a decline of $31.2 million from Q3 2011 operating cash flow of $41.4 million, primarily due to the reduction in ounces sold. Capital expenditures of $28.7 million exceeded operating cash flow in the third quarter of 2012, resulting in a negative net free cash flow of $18.5 million. Capital expenditures at Ocampo in the third quarter included $7.6 million in capitalized stripping activities, $6.2 million in underground development, $6.9 million in sustaining capital, and $8.0 million in exploration activities. Year-to-date, Ocampo generated $49.6 million of operating cash flow, and after capital expenditures of $81.0 million, reported negative net free cash flow of $31.4 million.

Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce at Ocampo were $587, compared to cash costs of $482 per gold equivalent ounce in the third quarter of 2011. This 22% increase was primarily due to the processing of lower grade ore in the third quarter of 2012, partially offset by the positive impact of the reversal of a net realizable value adjustment during the quarter. Cash costs during the first nine months of 2012 were $644, per Au(e)(55:1), a 49% increase over the same period in the prior year. This increase was due to the processing of lower grade ore during the year, lower production from the higher grade underground mine as well as a total net realizable value adjustment of $5.0 million, or $56 per Au(e)(55:1).

14

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CUBO

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico, a historic mining district with over 400 years of production history. The mine is comprised of the original El Cubo underground mine, which was owned by the Company, and the Las Torres Complex, which was leased from Industrias Peñoles, S.A.B. de C.V.

On July 13, 2012, the Company completed the sale of the El Cubo mine and the Guadalupe y Calvo exploration property. The financial results of these properties have been presented as net earnings / (loss) from discontinued operations in the Condensed Consolidated Statements of Operations and as a net decrease in cash and cash equivalents from discontinued operations in the Condensed Consolidated Statements of Cash Flows, respectively, for the three and nine months ended September 30, 2012 and 2011. The disposal of the El Cubo mine and the Guadalupe y Calvo exploration property has not had an impact on the Company’s other operations.

EL CUBO OPERATIONAL REVIEW

	Quarter Ended		Quarter Ended	Nine Months Ended		Nine Months Ended
	September 30		September 30	September 30		September 30
	2012	(4)	2011	2012	(4)	2011
Underground and Mill Operations
Tonnes of ore mined	13,190		102,407	212,865		140,917
Tonnes of ore processed	11,240		122,637	210,875		122,637
Average grade of gold processed(1)	0.95		1.30	1.43		1.30
Average grade of silver processed(1)	61		91	76		91
Average gold recovery rate	84%		86%	89%		86%
Average silver recovery rate	83%		86%	82%		86%
Gold ounces produced	287		4,398	8,602		4,398
Silver ounces produced	18,435		308,528	424,554		308,528
Gold equivalent ounces produced(2)	598		11,360	16,497		11,360
Gold equivalent ounces produced (55:1)(3)	622		10,008	16,321		10,008
Gold ounces sold	-		2,200	8,827		2,200
Silver ounces sold	16,429		147,155	482,519		147,155
Gold equivalent ounces sold(2)	277		5,483	17,851		5,483
Gold equivalent ounces sold (55:1)(3)	299		4,876	17,601		4,876

(1)	Grams per tonne.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sale prices of the commodities.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)	Represents results prior to disposition on July 13, 2012.

During the third quarter of 2012, the El Cubo mine was under the Company’s ownership from July 1, 2012 to July 13, 2012 and mined 13,190 tonnes, or 1,015 TPD. During the year-to-date period ending July 13, 2012, the Company mined 212,865 tonnes, or 1,092 TPD at El Cubo.

During the period of July 1, 2012 to July 13, 2012, the Company processed 11,240 tonnes, or 865 TPD, and produced 598 gold equivalent ounces. Average realized grades processed by the Company were 2.44 gold equivalent grams per tonne.

During the year-to-date period ending July 13, 2012, the Company processed 210,875 tonnes, or 1,081 TPD, and produced 16,497 gold equivalent ounces. Average realized grades processed by the Company were 2.85 gold equivalent grams per tonne.

15

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CUBO FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2012 (4)	2011	2012 (4)	2011
Revenue from mining operations	$441	$9,387	$29,613	$9,387
Production costs	$797	$5,194	$21,169	$5,194
Refining costs	$12	$84	$235	$84
Mine standby costs	$-	$284	$-	$11,430
Amortization and depletion	$11	$571	$2,337	$905
(Loss) / earnings from operations	$(434)	$2,775	$5,124	$(9,624)
Cash flow (used in) / from operations	$(814)	$1,359	$4,071	$(17,364)
Capital expenditures	$(1,054)	$(4,605)	$(13,244)	$(5,820)
Net free cash flow(2)	$(1,868)	$(3,246)	$(9,173)	$(23,184)
Total cash costs per gold equivalent ounce(2)(3)	$2,921	$963	$1,199	$963
Total cash costs per gold ounce(2)	$-	$(153)	$733	$(153)
Total cash costs per gold equivalent ounce (55:1)(1)(2)	$2,708	$1,083	$1,216	$1,083

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(2)	See the Non-GAAP Measures section on page 27.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.
(4)	Represents results prior to disposition of El Cubo on July 13, 2012.

The Company recognized a loss from operations of $0.4 million during the period July 1, 2012 to July 13, 2012, as the Company sold only 299 Au(e)(55:1). During the year-to-date period ending July 13, 2012, El Cubo reported earnings from operations of $5.1 million.

During the first thirteen days of the third quarter, El Cubo used cash flow from operations of $0.8 million. After deducting capital expenditures of $1.1 million, net free cash flow was negative $1.9 million during this period. Capital expenditures included $0.9 million in capitalized underground development and $0.2 million in sustaining capital. During the year-to-date period ending July 13, 2012, El Cubo reported negative net free cash flow of $9.2 million, including a cash inflow from operations of $4.1 million and capital expenditures of $13.2 million.

During the period July 1, 2012 to July 13, 2012, cash costs per Au(e)(55:1) were $2,708. During the year-to-date period ending July 13, 2012, cash costs per Au(e)(55:1) were $1,216.

16

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

AUSTRALIAN OPERATIONS

As a result of the acquisition of Northgate on October 26, 2011, the Company owned the Fosterville and Stawell gold mines, which are located in the state of Victoria, Australia. Fosterville and Stawell are the two largest gold producing mines in the state of Victoria.

On May 4, 2012, the Company completed the sale of the Australian operations. The financial results of the Australian operations have been presented as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations and as a net decrease in cash and cash equivalents from discontinued operations in the Condensed Consolidated Statements of Cash Flows, respectively, for the nine months ended September 30, 2012. The disposal of the Australian operations has not had an impact on the Company’s other operations.

FOSTERVILLE AND STAWELL OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Nine Months Ended		Nine Months Ended
	September 30	September 30	September 30		September 30
	2012	2011	2012	(2)	2011
Fosterville
Tonnes of ore mined	-	-	284,098		-
Tonnes of ore processed	-	-	267,966		-
Average grade of gold processed(1)	-	-	3.78		-
Average gold recovery rate	-	-	80%		-
Gold ounces produced	-	-	26,013		-
Gold ounces sold	-	-	27,414		-
Stawell
Tonnes of ore mined	-	-	259,798		-
Tonnes of ore processed	-	-	283,296		-
Average grade of gold processed(1)	-	-	2.89		-
Average gold recovery rate	-	-	84%		-
Gold ounces produced	-	-	22,236		-
Gold ounces sold	-	-	24,205		-
Total
Tonnes of ore mined	-	-	543,896		-
Tonnes of ore processed	-	-	551,262		-
Average grade of gold processed(1)	-	-	3.32		-
Average gold recovery rate	-	-	82%		-
Gold ounces produced	-	-	48,249		-
Gold ounces sold	-	-	51,619		-

(1)	Grams per tonne.
(2)	Represents results prior to the disposition of Fosterville and Stawell on May 4, 2012.

During 2012, the Fosterville and Stawell mines were under the Company’s ownership from January 1, 2012 to May 4, 2012. During this period, the Company mined a total of 543,896 ore tonnes, or 4,351 TPD.

During the year-to-date period ending May 4, 2012, the Fosterville and Stawell mill circuits processed a total of 551,262 tonnes, or 4,410 TPD, and produced 48,249 gold ounces. Average grades processed at the mill facilities were 3.32 gold grams per tonne.

17

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FOSTERVILLE AND STAWELL FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2012	2011	2012 (2)	2011
Fosterville
Revenue from mining operations	$-	$-	$46,026	$-
Production costs	$-	$-	$29,211	$-
Refining costs	$-	$-	$102	$-
Amortization and depletion	$-	$-	$-	$-
Earnings from operations before impairment charge	$-	$-	$15,572	$-
Cash flow from operations	$-	$-	$16,794	$-
Capital expenditures	$-	$-	$(13,910)	$-
Net free cash flow(1)	$-	$-	$2,884	$-
Total cash costs per gold ounce(1)	$-	$-	$1,069	$-
Stawell
Revenue from mining operations	$-	$-	$41,241	$-
Production costs	$-	$-	$27,876	$-
Refining costs	$-	$-	$99	$-
Amortization and depletion	$-	$-	$-	$-
Earnings from operations before impairment charge	$-	$-	$13,001	$-
Cash flow from operations	$-	$-	$9,165	$-
Capital expenditures	$-	$-	$(11,834)	$-
Net free cash flow(1)	$-	$-	$(2,670)	$-
Total cash costs per gold ounce(1)	$-	$-	$1,134	$-
Total
Revenue from mining operations	$-	$-	$87,267	$-
Production costs	$-	$-	$57,087	$-
Refining costs	$-	$-	$201	$-
Amortization and depletion	$-	$-	$-	$-
Earnings from operations before impairment charge	$-	$-	$28,573	$-
Impairment charge	$-	$-	$22,857	$-
Earnings from operations	$-	$-	$5,716	$-
Cash flow from operations	$-	$-	$25,958	$-
Capital expenditures	$-	$-	$(25,744)	$-
Net free cash flow(1)	$-	$-	$214	$-
Total cash costs per gold ounce(1)	$-	$-	$1,099	$-

(1)	See the Non-GAAP Measures section on page 27.
(2)	Represents results prior to the disposition of Fosterville and Stawell on May 4, 2012.

During the period from January 1, 2012 to May 4, 2012, the Fosterville and Stawell mines reported earnings from operations of $5.7 million. Included in earnings from operations is a $22.9 million impairment charge that was recognized during the first quarter of 2012 to reduce the carrying values of the Australian operations to their recoverable amount at March 31, 2012. The recoverable amount was determined in reference to the final consideration agreed to on May 4, 2012 with Crocodile Gold.

During the year-to-date period ending May 4, 2012, the Fosterville and Stawell mines generated $0.2 million in net free cash flow, including $25.9 million in operating cash flow, net of $25.7 in capital expenditures incurred. Capital expenditures at Fosterville and Stawell during this period included $20.6 million in mine development, $2.6 million in sustaining capital, and $2.5 million in exploration activities.

During the period from January 1, 2012 to May 4, 2012, combined cash costs per gold ounce at Fosterville and Stawell were $1,099.

18

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED EXPENSES

(in thousands)
	Quarter Ended		Quarter Ended	Nine Months Ended		Nine Months Ended
	September 30		September 30	September 30		September 30
	2012	(1)	2011 (1)	2012	(1)	2011 (1)
Reclamation, care and maintenance costs	$8,337		$-	$12,173		$-
General and administrative	$8,810		$5,011	$24,091		$16,282
Exploration and business development	$349		$2,617	$879		$12,718
Impairment charge	$-		$-	$1,537		$-
Finance costs	$778		$841	$1,340		$1,710
Foreign exchange loss / (gain)	$6,986		$(5,608)	$12,106		$(5,646)
Other income	$(36,234)		$(13,643)	$(29,263)		$(14,236)

(1)

Exclusive of discontinued operations as expenses relating to discontinued operations are presented separately in the Company’s Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2012 and 2011.

Reclamation, care and maintenance costs for the third quarter of 2012 and year-to-date included $2.9 million and $6.8 million, respectively, in site overhead and other costs relating to activities at Kemess South, a mine in the decommissioning stage that was acquired through the Northgate business combination. During the third quarter of 2012, the Company also recognized a reclamation expense of $5.4 million related to Kemess South, for reclamation activities that were not previously provided for.

General and administrative costs include expenses related to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico, but also include share-based compensation costs for key employees at all locations. General and administrative costs for the third quarter of 2012 and year-to-date increased by $3.8 million and $7.8 million over the same prior year periods, respectively, primarily as a result of increased professional fees, and higher compensation costs resulting from the increased size of the Company following the acquisitions of Capital Gold and Northgate.

Exploration and business development fees decreased by $2.3 million during the third quarter of 2012 compared to the same period of the prior year as Q3 2011 included exploration and business development fees associated with the acquisition of Northgate. On a year-to-date basis, exploration and business development fees decreased by $11.8 million compared to the same period of the prior year as 2011 included fees associated with the acquisitions of Capital Gold and Northgate.

During the second quarter of 2012, the Company discontinued its exploration program on the La Bandera exploration property. As a result, the Company recognized an impairment charge of $1.5 million and a tax recovery of $0.4 million, for a net impairment charge of $1.1 million during the second quarter.

Foreign exchange gains and losses changed by $12.6 million, from a gain of $5.6 million in Q3 2011 to a loss of $7.0 million in Q3 2012, as a result of the translation of net monetary liabilities in the Company’s Canadian and Mexican operations to US dollars. The primary cause of the loss this quarter was the strengthening of the Canadian dollar and Mexican peso. The strengthening of these currencies result in foreign exchange losses, while the weakening of these currencies result in foreign exchange gains, primarily as a result of the Company’s deferred income tax liabilities which are denominated in Canadian dollars and Mexican pesos and then translated into US dollars at each balance sheet date. On a year-to-date basis, foreign exchange gains and losses changed by $17.7 million, from a gain of $5.6 million in the first nine months of 2011 to a loss of $12.1 million in the first nine months of 2012. The Company will continue to experience non-cash foreign currency gains or losses, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.

Other income increased by $22.6 million in Q3 2012, largely as a result of the recognition of unrealized gains on investments of $20.3 million, a $14.4 million unrealized gain on the fair value of the option component of convertible senior notes during the quarter, and a $5.1 million unrealized gain on the fair value of contingent consideration, which were partially offset by a $2.4 million loss on the settlement of a lawsuit, a $1.9 million loss on discontinuance of hedge accounting during the quarter, and $12.8 million in realized gains on the sale of equity securities during the third quarter of 2011. On a year-to-date basis, other income increased by $15.1 million in the first nine months of 2012 primarily as a result of the recognition of unrealized gains on investments of $17.6 million, a $10.2 million unrealized gain on the fair value of the option component of convertible senior notes, a $5.1 million unrealized gain on the fair value of contingent consideration, and a $1.9 million unrealized gain on derivative liabilities. These increases were partially offset by a $2.4 million loss on extinguishment of debt recognized in the second quarter of 2012, a $2.4 million loss on the settlement of a lawsuit and a $1.9 million loss on discontinuance of hedge accounting, both recognized during the current quarter, as well as the recognition of a $16.3 million realized gain on the sale of equity securities during the same period of the prior year.

19

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During the third quarter 2012, the Company recognized a current tax expense of $7.0 million and a deferred tax recovery of $17.2 million, compared to a current tax expense of $6.7 million and a deferred tax recovery of $0.5 million in Q3 2011. This quarter-over-quarter decline in tax expense primarily resulted from the strengthening of the Canadian dollar relative to the US dollar, which resulted in a reduction in taxable temporary differences associated with the Company's Canadian property, plant, and equipment and mining interests and deferred tax recovery. The Company’s tax expense also declined as a result of the deferred tax recovery from the ongoing amortization of property, plant and equipment and mining interests acquired as part of the acquisition of Capital Gold and Northgate. On a year-to-date basis, the Company recognized a current tax expense of $18.9 million and a deferred tax recovery of $21.0 million, compared to a current tax expense of $10.6 million and a deferred tax recovery of $1.7 million in the first nine months of 2011.

At September 30, 2012, the Company recognized deferred tax liabilities and deferred tax expense of $39.2 million with respect to taxable temporary differences on the unremitted earnings of the subsidiary that holds the Ocampo mine. As a result of the negotiations with Minera Frisco, it became probable that the temporary differences would reverse in the foreseeable future, resulting in the recognition of these liabilities at September 30, 2012.

20

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)
	As at	As at
	September 30	December 31
	2012	2011

Current assets	$968,530	$537,126

Current assets increased largely due to the reclassification of the Ocampo, Venus and Los Jarros assets held for sale from long-term to current, an increase in investments received during the quarter as part of consideration for the El Cubo mine and Guadalupe y Calvo exploration property, and an increase in ore-in-process, finished goods, and warehouse inventories at Young-Davidson. These increases were partially offset by a decline in the Company’s cash balance, the decline in the carrying value of assets held for sale due to the closing of the sale of the Australian operations on May 4, 2012, and a decline in current assets a result of the sale of the El Cubo mine and Guadalupe y Calvo exploration property on July 13, 2012.

Long-term assets	2,254,837	2,641,953

Long-term assets decreased as a result of the reclassification of the Ocampo, Venus and Los Jarros assets held for sale from long-term to current and the sale of El Cubo and Guadalupe y Calvo assets during the quarter. These decreases were partially offset by capital expenditures and the build-up of long-term stockpile inventory at Young-Davidson during the first nine months of 2012 and an increase in intangible assets relating to the retained interest royalty received on disposition of the Australian operations on May 4, 2012.

Total assets	$3,223,367	$3,179,079

Total current liabilities	$232,386	$224,460

Current liabilities increased largely due to the reclassification of the liabilities associated with the Ocampo, Venus and Los Jarros assets held for sale from long-term to current and an increase in the Company's current income tax liability and current portion of provisions. These increases were partially offset by the decline in the carrying value of liabilities associated with assets held for sale due to the closing of the sale of the Australian operations on May 4, 2012, the sale of the El Cubo mine and Guadalupe y Calvo exploration property on July 13, 2012, as well as declines in accounts payable at Young-Davidson due to the completion of surface construction, and the current portion of derivative liabilities.

Total long-term financial liabilities	305,040	246,401

Long-term financial liabilities increased due to $66.4 million of drawdowns on the Company’s credit facility and $11.0 million of funding from equipment financing arrangements. These increases were partially offset by a $10.2 million decrease in the fair value of the option component of convertible senior notes, payments on equipment financing arrangements and other long-term liabilities, and a decrease in the derivative liabilities balance.

Total other long-term liabilities	366,169	467,080

Long-term liabilities decreased due to a decrease in the Company’s deferred tax liability, as a result of the sale of the El Cubo mine and Guadalupe y Calvo exploration property on July 13, 2012, and the reclassification of the Ocampo deferred tax liabilities associated with assets held for sale from long-term to current. This decrease was partially offset by the strengthening of the Canadian dollar and Mexican peso during the first nine months of 2012 causing the Company’s Canadian dollar- and Mexican peso-denominated deferred tax liabilities to increase in US dollar terms.

Total liabilities	$903,595	$937,941
Shareholders’ equity	$2,319,772	$2,241,138	Shareholders’ equity increased primarily as a result of net earnings and other comprehensive income recognized during the first nine months of 2012.

21

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company’s profitability and cash flow. The prices of gold and silver are subject to volatile price movements during short periods of time and are affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the third quarter of 2012, the price of gold averaged $1,655 per ounce, with daily London PM Fix prices between $1,556 and $1,785 per ounce. The price of silver experienced greater volatility during the quarter, averaging $29.91 per ounce, with daily London PM Fix prices between $26.67 and $34.71 per ounce. The Company generally does not hedge the prices of gold and silver, but may acquire short-term derivative instruments from time to time to limit exposure to price fluctuations.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs. The Mexican peso and Canadian dollar averaged approximately 13.2 and 1.0, to 1.0 US dollar respectively in the third quarter of 2012. In the third quarter of 2010, the Company began managing its Mexican peso exposure through the use of forward contracts. For further information on the Company’s foreign currency hedging activities, see the discussion on Financial Instruments and Hedging on page 25.

The Company has been impacted by industry-wide cost pressures, primarily with respect to energy, labour and other consumables. The Company is actively managing these cost pressures by increasing mining productivities, shortening haul routes, converting to more efficient mining methods, and implementing other optimization initiatives at various sites Company-wide.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at September 30, 2012 was $55.7 million, a $123.8 million decrease from the balance at the end of 2011 of $179.4 million. Factors that can impact the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs, exploration expenditures, and currency exchange rates. Refer to the Liquidity Outlook section on page 23 for near term factors that could influence the Company’s cash balance. Future commitments that could impact the Company’s liquidity are disclosed in the Contractual Obligations section on page 24.

CASH FLOW

(in thousands)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Cash flow (used in) / from operating activities(1)	$(3,238)	$8,976	$5,932	$8,956
Cash flow from / (used in) investing activities(1)	19,298	9,573	(157,030)	(45,579)
Cash flow from financing activities(1)	4,156	18,484	73,699	30,868
Effect of foreign exchange rates on cash(1)	274	(1,904)	(1,523)	(1,437)
Increase / (decrease) in cash and cash equivalents from continuing operations	20,490	35,129	(78,922)	(7,192)
(Decrease) / increase in cash and cash equivalents from discontinued operations	(20,825)	7,836	(44,832)	39,134
Total cash and cash equivalents, beginning of period	56,025	102,119	179,444	113,142
Total cash and cash equivalents, end of period	$55,690	$145,084	$55,690	$145,084

(1)

Exclusive of discontinued operations as increase in cash and cash equivalents relating to discontinued operations is presented separately in the Company’s Condensed Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2012 and 2011.

Operating activities from continuing operations used cash flows of $3.2 million during the third quarter of 2012 compared to the same quarter in 2011, when operating activities from continuing operations contributed cash flows of $9.0 million. The decrease in operating cash flow is primarily due to negative operating cash flow at Young-Davidson during the quarter resulting from the cash outflows related to the build-up of stockpile and ore-in-process inventories and partially offset by an increase in payables outstanding relating to ongoing operations at Young-Davidson, in addition to the payment of reclamation, care and maintenance costs at Kemess South. On a year-to-date basis, operating activities from continuing operations contributed cash flows of $5.9 million compared to the first nine months of 2011, when operating activities from continuing operations contributed cash of $9.0 million.

22

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

During the third quarter, investing activities from continuing operations contributed cash of $19.3 million, which compared to $9.6 million contributed in Q3 2011. During the quarter, the Company received net proceeds of $99.2 million on the disposition of the El Cubo mine and Guadalupe y Calvo exploration property. This investing inflow was partially offset by $79.9 million in capital expenditures at the Company’s Young-Davidson and El Chanate mines, which included $64.2 million in capital expenditures relating to the construction and development of Young-Davidson, $9.5 million in capitalized stripping activities in the El Chanate open pit, $3.3 million in sustaining capital, and $2.9 million in exploration activities. On a year-to-date basis, investing activities from continuing operations used cash of $157.0 million compared to the first nine months of 2011, when investing activities from continuing operations used cash of $45.6 million. The increase in cash used in investing activities is due to capital expenditures to construct and commission the Young-Davidson mine, which was offset by cash proceeds received on the dispositions of the El Cubo mine and Guadalupe y Calvo exploration property and the Australian Operations in 2012 and cash spent during 2011 to complete the acquisition of Capital Gold Corporation.

Financing activities from continuing operations contributed cash of $4.2 million during the third quarter compared to Q3 2011, when financing activities from continuing operations contributed cash of $18.5 million. This decrease in cash contributed is primarily due to $15.4 million in proceeds received from the exercise of warrants during the third quarter of 2011. On a year-to-date basis, financing activities from continuing operations contributed cash of $73.7 million compared to the first nine months of 2011, when financing activities from continuing operations contributed cash of $30.9 million. The increase in cash from financing activities is due to an additional $56.4 million in cash raised from drawdown on the Company’s credit facility over the prior year-to-date and $11.0 million in proceeds received from equipment finance arrangements entered into during 2012, which were partially offset by $15.4 million in cash proceeds in 2011 from the exercise of warrants.

Cash flows from discontinued operations decreased the Company’s cash balance during the quarter by $20.8 million compared to the Q3 2011 when cash flows from discontinued operations increased the Company’s cash balance by $7.8 million. On a year-to-date basis, cash flows from discontinued operations decreased the Company’s cash balance by $44.8 million compared to the first nine months of 2011, when cash flows from discontinued operations increased the Company’s cash balance by $39.1 million. The primary reason for this change is the decrease in the free cash flow contribution from the Ocampo mine during 2012 versus in the prior year period, which resulted from the significant decline in realized silver prices, and the 44,004 ounce decline in Au(e)(55:1) ounces sold.

CREDIT FACILITY

On April 25, 2012, the Company expanded its revolving credit facility from $100 million to $250 million. The expanded credit facility is syndicated with seven lenders, with the Bank of Nova Scotia and Canadian Imperial Bank of Commerce the joint lead arrangers, and carries and interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company. The facility matures on April 25, 2016 and may be extended upon mutual agreement by all parties. No payments are due until the maturity date. At September 30, 2012, the Company had drawn $127.8 million under this revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $121.2 million available for future funding.

CONVERTIBLE DEBT

The Company is the issuer of $167.0 million in convertible senior notes that were originally issued by Northgate in October 2010. These notes pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. The conversion rate following the acquisition of Northgate and the subsequent amalgamation is 89.41697 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $11.18 per common share.

LIQUIDITY OUTLOOK

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the prices of gold and silver.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. The Company anticipates that funding from operating cash flows will not be sufficient to fund the Company’s working capital requirements and capital expenditures at its core operating mines in the fourth quarter of 2012 due to the continuing development expenditures forecasted in the Young-Davidson underground mine. Forecasted capital expenditures at existing operating mines for 2012 relate primarily to mine development expenditures at Young-Davidson and El Chanate, as well as the heap leach expansion at El Chanate, and commissioning of the Northgate shaft at Young-Davidson. This leaves the Company’s September 30, 2012 cash balance of $55.7 million, $750 million in cash proceeds expected to be received from the sale of the Ocampo mine, $104.6 million in gross proceeds received from the sale of investments in the common shares of Endeavour and Crocodile Gold subsequent to the end of the quarter, and the revolving credit facility available to pursue future growth plans and to fund any shortfalls, should the Company experience a significant weakening in the prices of gold or a significant reduction in gold ounces produced.

23

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The sale of the Ocampo mine is expected to close in December 2012. The Company plans to use the proceeds to invest in internal growth opportunities, as discussed above, to pay down its existing balance under its credit facility, and to undertake a significant return of capital to shareholders.

Including discontinued operations, the Company’s capital expenditures exceeded operating cash flows by $103.4 million during the third quarter of 2012. Net free cash flow will vary depending on the prices of gold and silver, fluctuations in foreign currency exchange rates, total production and the extent of expenditures on mine development and other capital projects during the year. The Company expects capital expenditures to exceed operating cash flows during the fourth quarter of 2012 due to the expenditures required for the construction of the Northgate shaft and the accelerated development of the Young-Davidson underground mine. The Company has the ability to fund this shortfall using cash on hand, additional cash inflows from the sale of the Ocampo mine and the common shares of Endeavour and Crocodile Gold, and the current capacity available under its credit facility.

INVESTMENTS

At September 30, 2012, the Company held investments with a market value of $118.1 million, which consist primarily of common shares in publicly traded companies. The value of investments held increased significantly during the first nine months of 2012 due to the Company receiving 11,037,528 common shares of Endeavour as part of the consideration for the sale of the El Cubo mine and Guadalupe y Calvo exploration property on July 13, 2012, and 20,000,000 common shares of Crocodile Gold as part of consideration for the sale of the Australian operations on May 4, 2012. The Company’s investments in Endeavour and Crocodile Gold had fair values of $110.0 million and $7.9 million, respectively, at September 30, 2012. Investments in common shares in publicly traded companies are classified as either held-for-trading or available-for-sale investments. Unrealized gains and losses related to held-for-trading investments are included in net earnings in the period they occur. Unrealized gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income until such gains or losses are either realized or an other-than-temporary impairment is determined to have occurred. Subsequent to the end of the quarter, the Company sold its entire equity interest in both Endeavour and Crocodile Gold for gross proceeds of $104.6 million. Refer to page 26, Events After the Reporting Period, for further details.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at September 30, 2012 is as follows:

(in thousands)
	Total	Less than	1 – 3 years	3 – 4 years	4 – 5 years	Greater than
		1 year				5 years
Payables and accruals	$68,025	$68,025	$-	$-	$-	$-
Current income tax liability	13,990	13,990	-	-	-	-
Long-term debt	318,476	3,228	11,690	133,635	169,923	-
Equipment financing obligations	20,333	5,551	10,863	2,440	1,479	-
Royalty interests provision	3,402	3,402	-	-	-	-
Future purchase commitments	9,807	9,807	-	-	-	-
Other commitments	3,375	875	1,700	800	-	-
Total	$437,408	$104,878	$24,253	$136,875	$171,402	$-

The Company has entered into forward contracts to purchase Mexican Pesos, which will settle at various dates between October 1, 2012 and September 30, 2013. These contracts are described below under Financial Instruments and Hedging.

24

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at September 30, 2012:

	September 30, 2012	December 31, 2011
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at paid-in value
Issued:
Common shares	282,135,677	281,605,752

At November 12, 2012, the Company had common shares outstanding of 282,279,537. The Company had 250,944 deferred share units and 8,854,074 stock options outstanding that could result in the issuance of common shares. The Company also had 1,585,000 warrants outstanding that could result in the issuance of common shares; 835,000 with an exercise price of CAD $9.52 and 750,000 with an exercise price of CAD $10.13. In addition, the Company had outstanding convertible notes with an implied conversion price of $11.18 per share that could result in the issuance of 14,932,634 common shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND HEDGING

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts from time to time. The Company’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties beginning on page 28.

As at September 30, 2012, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $38.4 million at exchange rates ranging from 12.31 pesos per US dollar to 12.68 pesos per US dollar. These currency hedges had been previously accounted for as cash flow hedges of specified, peso-denominated costs at the Ocampo mine but were discontinued at September 30, 2012 due to the forecasted transactions no longer being highly probable as a result of the disposition of the mine. The remaining forward contracts continue to have economic purpose, as hedges against the risk of an increase in the rise of the Mexican peso versus the US dollar at the Company’s El Chanate mine, however, will not be designated as hedging relationships going forward.

The outstanding contracts settle at various dates between December 21, 2012 and September 20, 2013 and have a negative fair value of $1.9 million at September 30, 2012. Prior to September 30, 2012, these amounts had all been recognized in other comprehensive income. Upon the discontinuation of the hedging relationship, these amounts were reclassified from other comprehensive income to net earnings. In future periods, any changes in the fair value of these contracts, along with any realized gains or losses on settlement, will be recognized in net earnings. The fair value of these forward contracts is determined using forward pricing spreads in effect at the end of the reporting period.

A forward contract was settled during the three months ended September 30, 2012, resulting in a loss of $0.5 million. The recognition of this hedging loss resulted in a $0.2 million increase in production costs, a $0.1 million increase in inventory, and a $0.2 million increase in mineral properties. Three forward contracts were settled during the nine months ended September 30, 2012, resulting in a loss of $2.3 million. The recognition of this hedging loss resulted in a $0.8 million increase in production costs, a $0.5 million increase in inventory, a $0.1 million increase in general and administrative costs, and a $0.9 million increase in mineral properties.

The Company also holds certain financial instruments as investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

25

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Executive Vice President, Corporate Affairs, and is consolidated as a special purpose entity (“SPE”) in accordance with the guidance in SIC 12, Consolidation – Special Purpose Entities. The Company’s Chief Executive Officer and Executive Vice President, Corporate Affairs receive no financial benefits as a result of their ownership of this entity.

Other than as discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of this plan is to encourage the persons who are primarily responsible for the management and profitable growth of the Company’s business to participate in the long-term success of the Company, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purpose of the plan, a consultant is defined as an individual who is engaged by the Company, under a written contract, to provide services on an ongoing basis and who may spend a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

The Company has a Deferred Share Unit Plan for directors and senior officers of the Company, and a Restricted Share Unit Plan for senior officers of the Company. The purpose of these plans is to provide directors and senior officers with the opportunity to acquire deferred share units and restricted share units in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of interests between the Company’s directors, senior officers, and shareholders.

EVENTS AFTER THE REPORTING PERIOD

(a)	Ocampo mine

On October 9, 2012, the Company entered into a definitive agreement with Minera Frisco, pursuant to which Minera Frisco will acquire the Company’s Ocampo mine and the Venus and Los Jarros exploration properties located in Chihuahua, Mexico, as well as a 50% interest in the Orion advanced development project located in Nayarit, Mexico, for total consideration of $750 million in cash. The transaction is expected to close in December 2012.

(b)	Sale of investments

During October 2012, the Company sold its entire equity interest in Endeavour and Crocodile Gold on a block trade basis for gross proceeds of $97.0 million and $7.6 million, respectively.

26

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash cost per ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash cost per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate this measure differently.

The following provides a reconciliation of total cash cost per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Production costs per financial statements	$13,923	$10,707	$34,092	$23,788
Refining costs per financial statements	$92	$119	$308	$220
Production and refining costs of discontinued operations(1)	$13,924	$24,256	$136,746	$63,399
By-product revenues(2)	$(1,096)	$(910)	$(3,637)	$(2,092)
Inventory and other adjustments(3)	$1,695	$(2,282)	$(1,919)	$(6,570)
Total cash costs	$28,538	$31,890	$165,590	$78,745
Divided by gold equivalent ounces(4)(5)	51,598	65,429	224,837	190,108
Total cash cost per gold equivalent ounce	$553	$487	$736	$414
Total cash costs (per above)	$28,538	$31,890	$165,590	$78,745
Ocampo net realizable value adjustments(6)	$3,687	$-	$(5,006)	$-
	$32,225	$31,890	$160,584	$78,745
Divided by gold equivalent ounces(4)(5)	51,598	65,429	224,837	190,108
Total cash cost per gold equivalent ounce – pre-NRV adjustments	$625	$487	$714	$414
Total cash costs (per above)	$28,538	$31,890	$165,590	$78,745
Silver revenue (see below)	$(14,706)	$(41,693)	$(77,195)	$(121,561)
	$13,832	$(9,803)	$88,395	$(42,816)
Divided by gold ounces(5)	42,708	40,779	178,254	110,608
Total cash cost per gold ounce(7)	$324	$(240)	$496	$(387)
Average realized silver price	$29.87	$38.15	$30.95	$36.37
Multiplied by silver ounces sold	492,335	1,092,859	2,494,179	3,342,331
Silver revenue	$14,706	$41,693	$77,195	$121,561

(1)

Production and refining costs of discontinued operations are presented separately as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2012 and 2011.

(2)	The total by-product revenues adjustments for the three and nine months ended September 30, 2012 and 2011 are as follows:

El Chanate	$(1,054)	$(910)	$(3,054)	$(2,092)
Young-Davidson	$(42)	$-	$(42)	$-
Stawell	$-	$-	$(541)	$-
	$(1,096)	$(910)	$(3,637)	$(2,092)

(3)

Inventory adjustments include amortization of the inventory fair value adjustment relating to the El Chanate purchase price allocation as well as the addition of production costs at Young-Davidson that are associated with unsold gold ounces, and for the three and nine months ended September 30, 2012 and 2011 were as follows:

El Chanate	$(1,193)	$(2,282)	$(4,807)	$(6,570)
Young-Davidson	$2,888	$-	$2,888	$-
	$1,695	$(2,282)	$(1,919)	$(6,570)

(4)

Gold equivalent ounces include silver ounces sold converted to a gold equivalent based on the ratio of the realized sale prices of the commodities. Consolidated gold equivalent ounces exclude by-product silver ounces sold at the El Chanate, Young-Davidson, Fosterville, and Stawell mines.

(5)

Gold ounces and gold equivalent ounces include ounces sold at the El Chanate, Ocampo, El Cubo, Fosterville, and Stawell mines, and ounces produced at the Young-Davidson mine for the three and nine months ended September 30, 2012 and 2011.

(6)

For further discussion on the net realizable value adjustments recognized on ore-in-process heap leach inventory at the Ocampo mine during the year, refer to page 14. The $14.4 million net realizable value adjustment recognized in Q2 2012 had a $8.7 million impact on production costs for the nine months ended September 30, 2012, with the remainder impacting amortization and depletion expense. The $6.1 million reversal of the net realizable value adjustment initially recognized in Q2 2012 had a $3.7 million impact on production costs for the three and nine months ended September 30, 2012, with the remainder impacting amortization and depletion expense. Only the impact on production costs is reflected within the Company’s measure of cash costs.

(7)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue from the Ocampo and El Cubo mines.

27

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation from or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently.

The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)
	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Operating cash flow from continuing operations(1)	$(3,238)	$8,976	$5,932	$8,956
Less: Capital expenditures of continuing operations(1)	$(79,859)	$(7,858)	$(308,323)	$(14,119)
Net free cash flow from continuing operations	$(83,097)	$1,118	$(302,391)	$(5,163)
Operating cash flow from discontinued operations	$9,408	$42,737	$79,599	$130,791
Less: Capital expenditures of discontinued operations	$(29,744)	$(31,604)	$(120,264)	$(87,348)
Net free cash flow from discontinued operations	$(20,336)	$11,133	$(40,665)	$43,443
Operating cash flow	$6,170	$51,713	$85,531	$139,747
Less: Capital expenditures	$(109,603)	$(39,462)	$(428,587)	$(101,467)
Net free cash flow	$(103,433)	$12,251	$(343,056)	$38,280

(1)

Operating cash flow and capital expenditures of continuing operations are exclusive of discontinued operations as cash flows from discontinued operations are presented separately on the Company’s Condensed Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2012 and 2011.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Other than the risk factor listed below, there were no changes in the Company’s exposure to risks and other uncertainties, including those related to the mining industry in general, during the third quarter of 2012. For details of these additional risk factors, and how the management intends to mitigate these risks wherever possible, please refer to the Company’s Management’s Discussion and Analysis or Annual Information Form for the year ended December 31, 2011, which are available on the Company’s website at www.auricogold.com or on SEDAR at www.sedar.com.

RISKS AND UNCERTAINTIES ASSOCIATED WITH DIVESTITURES

On May 4, 2012, the Company completed the sale of the Australian operations for consideration of CAD $55 million in cash, 20 million Crocodile Gold shares, and deferred cash payments based on life-of-mine free cash flow derived from the Stawell and Fosterville mines. To the extent that the deferred cash payments are conditional upon free cash flow derived from the Stawell and Fosterville mines, the Company's ability to derive the full value from the sale of the Australian operations is dependent on the future operational performance from the Stawell and Fosterville mines, the price of gold, the Australian dollar to United States dollar exchange rate, and other factors outside of the Company’s control. Subsequent to the end of the quarter, the Company sold its entire equity interest in Crocodile Gold. Refer to page 26, Events After the Reporting Period, for further details.

On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property for consideration of $100 million in cash, 11,037,528 Endeavour shares and deferred cash payments to be paid upon the gold price exceeding specified levels and upon the occurrence of certain mine operating performance conditions during the three years following the closing date of the transaction. The Company's ability to derive the full value from the sale is dependent on factors outside of its control, which may affect whether it receives the contingent payments. Subsequent to the end of the quarter, the Company sold its entire equity interest in Endeavour. Refer to page 26, Events After the Reporting Period, for further details.

On October 9, 2012, the Company entered into a definitive agreement to sell the Ocampo mine for total consideration of $750 million in cash. Until the completion of the sale of the Ocampo mine, there is a risk that the conditions of the sale may not be satisfied and that the sale may not occur in accordance with the terms contained in the definitive agreement, if at all. Some of the conditions of the sale are outside of the control of the Company, and include a standard review by the competition and antitrust commission of Mexico.

28

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT ACCOUNTING PRONOUNCEMENTS

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2012. Standards and interpretations issued, but not yet adopted, include:

Effective
IFRS 9, Financial Instruments	January 1, 2015
IFRS 10, Consolidated Financial Statements	January 1, 2013
IFRS 11, Joint Arrangements	January 1, 2013
IFRS 12, Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
Amendments to IAS 1, Presentation of Financial Statements	July 1, 2012
Amendments to IAS 19, Employee Benefits	January 1, 2013
Amendments to IAS 27, Consolidated and Separate Financial Statements	January 1, 2013
Amendments to IAS 28, Investments in Associates	January 1, 2013

The Company believes that, with the exception of the standards and amendments discussed below, the adoption of these standards will not have a material impact on the consolidated financial statements.

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main parts, the first of which provides new guidance for the classification and measurement of financial assets and liabilities. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The Company will evaluate the impact of the change on its consolidated financial statements based on the characteristics of financial instruments anticipated to be outstanding at the time of adoption.

IFRS 10, Consolidated Financial Statements, proposes to replace the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation – Special Purpose Entities in their entirety. IFRS 10 establishes principles for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The Company is currently evaluating the impact of this standard on its consolidated financial statement note disclosures.

IFRS 13, Fair Value Measurement, is a single source of fair value measurement guidance under IFRS. This new IFRS clarifies the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also to fair value measurement in other IFRS, such as impairment and employee future benefits. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. The Company is currently evaluating the impact of this amendment on the presentation of other comprehensive income in its Consolidated Statements of Operations. The amendment is effective for all annual periods beginning on or after July 1, 2012.

IAS 19, Employee Benefits, was amended to reflect a number of changes in the accounting for defined benefit plans and termination benefits, including, among others, the removal of the corridor approach, elimination of options for presenting gains and losses, enhancement of disclosures, recognition of changes in plan amendments, settlements and curtailments in earnings, and changes to the timing of recognition of termination benefits. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

29

2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, was issued subsequent to the end of the reporting period, and provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. The Company is currently evaluating the impact of this interpretation on its consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

(i)	Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold and silver prices based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold and silver ounces contained in the ore stacked on leach pads, assumptions of the amount of gold and silver ounces stacked that is expected to be recovered from the leach pads, the amount of gold and silver ounces in mill circuits and in stockpiles, and an assumption of the gold and silver prices expected to be realized when the gold and silver ounces are recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold and silver prices and prevailing costs for production inputs such as labour, fuel and energy, and materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in NRV because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised NRV. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold and silver contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as the gold and silver is recovered. Estimates of recoverable gold and silver ounces on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold and silver ounces contained on leach pads can vary significantly from the estimates. The ounces of recoverable gold and silver placed on the leach pads are reconciled to the balance of gold and silver actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold and silver ounces from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery of ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii)	Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserves and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserves and resources estimates to substantially change from period to period. Actual production could differ from amounts expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations from estimates could also occur in actual ore grades and gold and silver recovery rates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, it could result in an upward revision to reserves and resources estimates as mineralization not previously classified as a reserve or resource becomes economic at higher gold and silver prices.

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2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(iii)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. The purchase price includes the fair value of the assets transferred and the equity interests issued by the Company. Significant estimates are made in calculating the fair value of assets transferred in a business acquisition, including estimates of the mineral reserves acquired, estimates of gold contained in ore stacked on leach pads, future gold and silver prices, future costs to produce proven and probable reserves, foreign exchange rates and discount rates.

(iv)	Goodwill and non-financial assets

Goodwill and other non-financial assets are assessed for impairment at the cash-generating unit level, on at least an annual basis, by comparing the calculated recoverable amount to the cash-generating unit’s carrying amount. If the recoverable amount of the cash-generating unit exceeds its carrying amount, goodwill is considered not to be impaired. If the carrying amount of a cash-generating unit exceeds its recoverable amount, a potential impairment exists. Significant estimates are made in calculating the recoverable amount of a cash-generating unit, including estimates of future costs to produce proven and probable reserves, future gold and silver prices, foreign exchange rates and discount rates.

(v)	Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of the changes.

Each period, the Company evaluates the likelihood of whether or not some portion or all of each deferred tax asset will be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

(vi)	Reclamation provisions

Reclamation provisions arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of a reclamation obligation in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values are measured by discounting the best estimate of the expected value of future cash flows required to reclaim the property upon mine closure, which are discounted to their present value for each mine operation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the country in which the mine is located. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. The Company prepares estimates of the timing and expected value of future cash flows when the liability is incurred, which are updated to reflect changes in facts and circumstances. Future changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause the expected value of future cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of estimates of expected cash flows increases, but earlier in the mine life, the estimation of a reclamation provision is inherently more subjective. Significant estimates are made in calculating the fair value of reclamation provisions. Expected cash flows relating to reclamation provisions could occur over periods up to twenty years and the assessment of the extent of any necessary environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a reclamation provision, the fair value of reclamation provisions can materially change over time.

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2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

On October 26, 2011, the Company completed the acquisition of Northgate. The results of the newly amalgamated operations have been included in the consolidated financial statements from the date of acquisition. However, the Company has not had sufficient time to appropriately assess the internal controls used by Northgate and integrate them with those of the Company. As a result, the former Northgate operations have been excluded from the Company’s assessment of internal controls over financial reporting as at September 30, 2012. The Company is in the process of integrating operations and will be expanding its internal control over financial reporting compliance program to include the acquired Northgate entities during the current year. A summary of the financial information for Northgate, expressed in millions of dollars, which was included in the consolidated financial statements of the Company at, and for the nine months ended, September 30, 2012 is provided below.

Summary financial data (in millions)	September 30, 2012
Revenue from mining operations	$94.3
Net loss from continuing operations	0.8
Net earnings from discontinued operations	1.2
Total current assets	43.7
Total non-current assets	1,680.3
Total current liabilities	58.4
Total non-current liabilities	461.5

At the end of the third quarter of 2012, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Interim Chief Financial Officer, of the design of disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, and subject to the scope limitation above, the Chief Executive Officer and Interim Chief Financial Officer concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting provide reasonable assurance that they were effective as of September 30, 2012, the end of the period covered by this report, to ensure that material information relating to the Company would be made known to them.

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three and nine months ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010
Gold equivalent ounces sold (realized)(1)(7)	45,694	69,769	103,470	92,074	65,429	73,998	50,681	51,439
Gold equivalent ounces produced (realized)(1)(7)	51,805	75,667	102,412	92,837	76,630	74,439	49,854	53,030
Gold equivalent ounces sold (55:1)(5)(7)	45,755	69,800	102,144	91,489	60,650	65,419	45,309	49,493
Gold equivalent ounces produced (55:1)(5)(7)	51,881	75,666	101,098	92,306	70,658	65,722	44,703	51,199
Average realized gold price(4)	$1,664	$1,616	$1,700	$1,672	$1,704	$1,509	$1,386	$1,381
Average realized silver price(4)	$29.87	$29.07	$33.02	$30.98	$38.15	$38.36	$32.30	$27.40
Total cash costs, per gold equivalent ounce (realized)(1)(3)(6)(7)(8)(9)	$553	$822	$770	$681	$487	$372	$382	$407
Total cash costs, per gold ounce(3)(7)(8)(9)	$324	$580	$530	$375	$(240)	$(414)	$(572)	$(395)
Total cash costs per gold equivalent ounce (55:1)(3)(5)(6)(7)(8)(9)	$552	$822	$780	$685	$526	$420	$427	$423
Revenue from mining operations(7)	$39,772	$27,458	$33,273	$29,696	$29,127	$25,109	$-	$-
Production costs, excluding amortization and depletion(7)	$13,923	$9,628	$10,541	$9,124	$10,707	$13,081	$-	$-
Earnings / (loss) from operations(7)	$4,375	$4,729	$9,177	$(3,761)	$8,470	$(5,289)	$(6,231)	$(6,964)
Net earnings / (loss) from continuing operations	$43,018	$6,641	$(13,460)	$24,571	$20,626	$(7,751)	$(6,607)	$(5,403)
Net (loss) / earnings from discontinued operations	$(7,781)	$15,443	$14,813	$53,365	$41,988	$32,274	$18,393	$34,659
Total net earnings	$35,237	$22,084	$1,353	$77,936	$62,614	$24,523	$11,786	$29,256
Net earnings / (loss) per share from continuing operations, basic	$0.15	$0.03	$(0.05)	$0.10	$0.12	$(0.04)	$(0.04)	$(0.04)
Net (loss) / earnings per share from discontinued operations, basic	$(0.03)	$0.05	$0.05	$0.21	$0.24	$0.19	$0.13	$0.25
Total earnings per share, basic	$0.12	$0.08	$0.00	$0.31	$0.36	$0.15	$0.09	$0.21
Net earnings / (loss) per share from continuing operations, diluted	$0.10	$(0.01)	$(0.05)	$0.01	$0.12	$(0.04)	$(0.04)	$(0.04)
Net (loss) / earnings per share from discontinued operations, diluted	$(0.03)	$0.05	$0.05	$0.20	$0.24	$0.19	$0.13	$0.25
Total earnings per share, diluted	$0.07	$0.04	$0.00	$0.21	$0.36	$0.15	$0.09	$0.21
Operating cash flow from continuing operations	$(3,238)	$(2,579)	$11,749	$(12,032)	$8,976	$5,554	$(5,574)	$(3,295)
Operating cash flow from discontinued operations	$9,408	$16,767	$53,425	$54,109	$42,737	$48,859	$39,195	$38,935
Total operating cash flow	$6,170	$14,188	$65,174	$42,077	$51,713	$54,413	$33,621	$35,640
Net free cash flow from continuing operations(3)	$(83,097)	$(117,011)	$(102,283)	$(105,891)	$1,118	$(542)	$(5,739)	$(3,295)
Net free cash flow from discontinued operations(3)	$(20,336)	$(22,175)	$1,847	$2,049	$11,133	$20,638	$11,672	$10,420
Total net free cash flow(3)	$(103,433)	$(139,186)	$(100,436)	$(103,842)	$12,251	$20,096	$5,933	$7,125

(1)	Gold equivalent ounces include silver ounces sold converted to a gold equivalent based on the ratio of the realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	See the Non-GAAP Measures section on page 27.
(4)	Average realized prices are on a per ounce basis.
(5)	Gold equivalent ounces include silver ounces sold converted to a gold equivalent based on the long-term gold equivalency ratio of 55:1.
(6)

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Young-Davidson, Fosterville, and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit. The Young- Davidson mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs prior to this date.

(7)

Operational data, including ounces produced and sold, and cash costs include the results of both continuing and discontinued operations. Certain financial information, including revenues, production costs, and earnings from operations are exclusive of discontinued operations as the financial results of these operations are presented separately on the Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2012 and 2011.

(8)

Cash costs from discontinued operations include the net realizable value adjustments recognized on ore in process heap leach inventory at the Ocampo mine during the year. For further discussion, refer to page 14.

(9)

Gold equivalent ounces used to calculate cash costs include ounces sold at the El Chanate, Ocampo, El Cubo, Fosterville and Stawell mines, and ounces produced at the Young-Davidson mine for the three and nine months ended September 30, 2012 and 2011.

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2012 THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources: This MD&A uses the terms "measured," "indicated " and "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (see note 2 to the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2012). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold and silver; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, El Chanate and Ocampo mines and may not perform as planned; the ability to realize the perceived benefits from the acquisition of Capital Gold and Northgate; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by, the Company; the ability of Minera Frisco to obtain necessary approvals to complete the acquisition of the Ocampo mine and the ability of both parties to complete the transaction. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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